Mail Stop 4561

July 27, 2006

*By U.S. Mail*

Mr. D. Bryan Jordan
Chief Financial Officer
Regions Financial Corporation
417 North 20<sup>th</sup> Street
Birmingham, Alabama  35203

> **Re:** **Regions Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-50831**

Dear Mr. Jordan:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant